                                     SECURITIES AND EXCHANGE COMMISSION

                                           Washington, D.C. 20549


                                                SCHEDULE 13D


                                  Under the Securities Exchange Act of 1934
                                              (Amendment No. 4)

                                          CHAPARRAL RESOURCES, INC.
                                              (Name of Issuer)


                                  Common Stock, Par Value, $0.10 Per Share
                                       (Title of Class of Securities)


                                                  159420207
                                               (CUSIP Number)


                                             Gaetano J. Casillo
                                        Allen & Company Incorporated
              711 Fifth Avenue, New York, New York 10022, (212) 832-8000
               (Name, Address and Telephone Number of Person Authorized
                        to Receive Notices and Communications)


                                              February 11, 1999
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e),(f) or (g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                SCHEDULE 13D

-------------------
CUSIP No. 159420207
-------------------

=======================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON
            Allen Holding Inc.
---------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a)  [x]
                                                              (b)  [ ]
---------------------------------------------------------------------------
3  SEC USE ONLY
---------------------------------------------------------------------------
4  SOURCE OF FUNDS
              Not Applicable
---------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)          [ ]
---------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
                 Delaware
--------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
---------------------------------------------------------------------------
7  SOLE VOTING POWER
11,177,107 (includes 2,651,720 shares underlying warrants to purchase shares of the Issuer's Common Stock.)
---------------------------------------------------------------------------
8  SHARED VOTING POWER
                     0
---------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
11,177,107 (includes 2,651,720 shares underlying warrants to purchase shares of the Issuer's Common Stock.)
---------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
                     0
---------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,177,107 (includes 2,651,720 shares underlying warrants to purchase shares of the Issuer's Common Stock.)
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                [x]
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   19.5%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
     HC
=======================================================
=======================

                                                SCHEDULE 13D

-------------------
CUSIP No. 159420207
-------------------

=======================================================
=======================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Allen & Company Incorporated
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) [x]
                                                            (b)  [ ]
-----------------------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------------------
4  SOURCE OF FUNDS
              Not Applicable
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E) [ ]
-----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
                 New York
------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
------------------------------------------------------------------------------
7 SOLE VOTING POWER
11,177,107 (includes 2,651,720 shares underlying warrants to purchase shares of the Issuer's Common Stock.)
-----------------------------------------------------------------------------
8  SHARED VOTING POWER
                     0
-----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
11,177,107 (includes 2,651,720 shares underlying warrants to purchase shares of the Issuer's Common Stock.)
-----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
                     0
---------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,177,107 (includes 2,651,720 shares underlying warrants to purchase shares of the Issuer's Common Stock.)
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES  [x]
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   19.5%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
                                      CO, BD
=======================================================
=======================

                                               AMENDMENT NO. 4
                                                   TO THE
                                                SCHEDULE 13D

The Reporting Persons hereby amend their Schedule 13D relating to the common stock, par value $0.10 per share (the "Common Stock"), of Chaparral Resources, Inc. (the "Issuer"), to report (i) the purchase of 4,000,000 shares of Common Stock, as further described below, and (ii) the extension of approximately $2.76 million in credit to the Issuer.

Item 5.Interest in Securities of the Issuer

      (a)As of the close of business on March 31, 1999, the Reporting Persons, by virtue of the language of Rule 13d-3(d)(1)(i), may be deemed to own beneficially in the aggregate 11,177,107 (including 2,651,720 shares underlying warrants) shares of the Issuer's Common Stock which constitutes 19.5% of the outstanding shares (based upon the number of shares that were reported to be outstanding in the Issuer's Form 10-Q filed in November 1998).

=======================================================
=======================
        Name                                      Shares of Common Stock Percentage
-----------------------------------------------------------------------------
Allen Holding Inc.                                11,177,107(1)(2)(3)(4) 19.5%
-----------------------------------------------------------------------------
Allen & Company Incorporated    11,177,107(1)(2)(3) 19.5%
-----------------------------------------------------------------------------
=======================================================
=======================

(1) Includes 2,651,720 shares underlying warrants to purchase shares of the Issuer's Common Stock. The number of Warrants reflected herein includes 225,000 warrants that ACI acquired and holds for the benefit of certain of its officers, directors and employees.

(2) Does not include certain shares owned directly by certain officers and stockholders of ACI and AHI with respect to which ACI and AHI disclaim beneficial ownership. Certain officers and stockholders of AHI and ACI may be deemed to beneficially own certain shares of the Issuer's Common Stock reported to be beneficially owned directly by ACI and AHI.

(3)    Excludes shares held in ACI's market maker account.

(4)    Represents shares owned by ACI, a wholly-owned subsidiary of AHI.

(c) In privately negotiated transactions effected on February 11, 1999, ACI purchased, on behalf of certain of its officersand directors, in the aggregate, 4,000,000 shares of the Issuers Common Stock for $.05 per share.

       Other than (i)the shares purchased in connection with the transaction described herein, (ii) the trades effected by ACI in its capacity as a market maker and (iii) the previous sale of such 4,000,000 shares for $.01 per share in a privately negotiated transaction effected on December 31, 1998, no trades involving Issuers Common Stock were made by ACI or AHI for their own accounts in the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to a Promissory Note dated March 31, 1999, the form of which is attached hereto as Exhibit D and incorporated herein by reference (the Note), ACI extended approximately $2.76 million in credit to the Issuer.
John McMillian, Chairman of the Board of the Issuer, participated as a lender in this extension of credit. The Note is secured by a certain Pledge Agreement dated March 31, 1999 between ACI and the Issuer
(the Pledge Agreement). The Pledge Agreement is attached hereto as Exhibit E and incorporated herein by this reference. In connection with the Note and the Pledge Agreement, ACI and Whittier Ventures LLC, a California limited liability company (Whittier), entered into a certain Intercreditor
Agreement dated as of March 31, 1999 (the Intercreditor Agreement).
The Intercreditor Agreement established, among other things, that ACIs and Whittiers security interest in the Collateral as defined in the Pledge Agreement shall be treated on a pari parsu basis.

Item 7     Material to be Filed as Exhibits.

           Exhibit A --Director and Executive Officers of Allen Holding, Inc.
                       and Allen & Company Incorporated
           Exhibit D --   Form of Promissory Note
           Exhibit E --      Pledge Agreement

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  March 31, 1999


ALLEN HOLDING INC.


By:       /s/ Gaetano J. Casillo
----------------------------------------
           Gaetano J. Casillo
            Vice President

ALLEN & COMPANY INCORPORATED


        By:  /s/ Gaetano J. Casillo
----------------------------------------
        Gaetano J. Casillo
        Vice President

135661

 EXHIBIT A

                   OFFICERS AND DIRECTORS OF ALLEN HOLDING INC.
                   AND ALLEN & COMPANY INCORPORATED


                                             Principal Occupation (i.e.,
                     Business                Position with Allen Holdings Inc.
     Name xx         Address                 and Allen & Company Incorporated)

Herbert A. Allen        x                    President, Managing Director,
                                             Director, Chief Executive Officer

Herbert A. Allen III    x                    Vice President, Director

Grace Allen             x                    Director

Glenn A. Andreas        x                    Vice President - Elect

Eran S. Ashany          x                    Vice President, Director

Edmund M. Bleich        x                    Vice President

Jay B. Bockhaus         x                    Vice President - Elect

Denise Calvo-Silver     x                    Vice President, Director

Dominick J. Cantalupo   x                    Co-Chief Operations Officer,
                                             Vice President

Marvyn Carton           x                    Director - Emeritus

Gaetano J. Casillo      x                    Chief Compliance Officer,
                                             Vice President

Toby R. Coppel          x                    Vice President - Elect

Robert H. Cosgriff      x                    Chief Administrative Officer,
                                             Executive Vice President,
                                             Managing Director, Director

Richard M. Crooks, Jr.  x                    Director

Thalia V. Crooks        x                    Vice President, Director

Mary L. Cullen          x                 Vice President, Secretary, Director

Robert A. Dean          x                    Vice President


                                             Principal Occupation (i.e.,
                     Business                Position with Allen Holdings Inc.
     Name xx         Address                 and Allen & Company Incorporated)

Orin F. Devereux        x                    Vice President, Director

Daniel Englander        x                    Vice President - Elect

Howard M. Felson        x                 Assistant Secretary, Vice President

Anthony J. Ferrante     x                    Treasurer

Richard L. Fields       x                  Executive Vice President, Managing
                                           Director, Director

Paul A. Gould           x                  Executive Vice President, Managing
                                           Director, Director

John G. Hall            x                     Vice President, Director

John H. Josephson       x                     Vice President, Director

Clarke R. Keough        x                     Vice President, Director

Donald R. Keough        x            Chairman of the Board, Managing Director,
                                     Director

Kaveh A. Khosrowshahi   x                     Vice President, Director

LeRoy Kim               x                     Vice President - Elect

Neal Kopp               x                     Vice President

Terry Allen Kramer      x                     Director

Irwin H. Kramer         x                     Executive Vice President,
                                              Managing Director, Director

Suzanne G. Kucera       x                     Vice President, Director

Robert J. Kurz          x                     Vice President

William F. Leimkuhler   x                     Assistant Secretary, Vice
                                              President, General Counsel

Jonathan A. Lipton      x                     Vice President - Elect



                                             Principal Occupation (i.e.,
                     Business                Position with Allen Holdings Inc.
     Name xx         Address                 and Allen & Company Incorporated)

Dan W. Lufkin           x                    Special Advisor to the Board of
                                             Directors

Robert A. Mackie        x                    Executive Vice President,
                                             Managing Director, Director

James C. Maiden, Jr.    x                    Vice President

Terence C. McCarthy     x                    Co-Chief Operations Officer,
                                             Vice President

Robert C. Miller        x                    Vice President, Director

Terrence C. Morris      x                    Vice President

Brian J. Murphy         x                    Vice President, Director

Louis J. Mustacchio     x                    Vice President

Walter T. O'Hara, Jr.   x                    Executive Vice President,
                                             Managing Director, Director

Christine R. Olenchalk  x                    Vice President

Nancy B. Peretsman      x                    Executive Vice President,
                                             Managing Director, Director

Patrick S. Perry        x                    Vice President, Director

Pamela M. Plager        x                    Vice President, Director

Eugene Protash          x                    Vice President, Assistant
                                             Secretary

James W. Quinn          x                    Director, Vice President,
                                             Assistant Secretary

James S. Rubin          x                    Vice President - Elect

Philip D. Scaturro      x                    Executive Vice President,
                                             Managing Director, Director

John A. Schneider       x                    Executive Vice President,
                                             Managing Director, Director

Daniel J. Selmonosky    x                    Vice President, Director



                                             Principal Occupation (i.e.,
                     Business                Position with Allen Holdings Inc.
     Name xx         Address                 and Allen & Company Incorporated)


Enrique F. Senior       x                    Executive Vice President,
                                             Managing Director, Director

Stanley S. Shuman       x                    Executive Vice President,
                                             Managing Director, Director

John M. Simon           x                    Executive Vice President,
                                             Managing Director, Director

Kenneth M. Siskind      x                    Vice President - Elect

Ian G. Smith            x                    Vice President - Elect

Everett K. Wallace      x                    Vice President - Elect

Dennis J. Warfield      x                    Vice President, Chief
                                             Information Officer

Kim M. Wieland          x                    Executive Vice President,
                                             Managing Director, Director,
                                             Chief Financial Officer

Edward D. Weinberger    x                    Vice President, Director

Harold M. Wit           x                    Executive Vice President,
                                             Managing Director, Director



x                711 Fifth Avenue, New York, New York 10022-3194.

xx All the Executive Officers and Directors of Allen Holding Inc. and Allen & Company Incorporated are U.S. citizens unless otherwise indicated.

                                  EXHIBIT D

                                PROMISSORY NOTE



$2,769,978.08                                           March 31, 1999


FOR VALUE RECEIVED, Chaparral Resources, Inc., a Colorado corporation (Maker), promises to pay to Allen & Company Incorporated (Payee), in lawful money of the United States of America, the principal sum of [Two Million
Two Hundred Fifty Thousand Dollars ($2,769,978.00), together with interest in arrears on the unpaid principal balance at an annual rate equal to eight percent (8%) per annum. Interest shall be calculated on the basis of a year of 365 or 366 days, as applicable, and charged for the actual number of days elapsed.

              This Note is secured as provided in that certain Pledge Agreement dated the date hereof between Payee and Maker (the Pledge Agreement). This Note shall supersede the Promissory Notes (aggregating $1,750,000 in face amount) dated January 12, January 19, January 26, February 4, February 11 and February 22, 1999 from Maker to Payee, and delivery of this Note by Maker to Payee shall be deemed to constitute repayment by Maker of all outstanding principal and interest under such Promissory Notes.

The principal amount of this Note, together with any accrued and unpaid interest thereon shall be due and payable on or before August 31, 1999. All payments shall be made in lawful money of the United States and in immediately available funds.

Maker may, without premium or penalty, at any time and from time to time, prepay all or any portion of the outstanding principal balance due under this Note, provided that each such prepayment is accompanied by accrued interest on the amount of principal prepaid calculated to the date of such prepayment.

              Maker hereby represents to Payee that it has no debt obligations that would be senior in priority to the repayment of this Note, except for the $975,000 obligation arising in connection with Makers note to Chase Bank of Texas, N.A.; Maker hereby agrees that without the prior written consent of Payee it will not incur any such senior debt obligations until all principal and interest under this Note has been paid in full.

              Maker agrees to use its best efforts to obtain any and all consents to this Promissory Note and the related Pledge Agreement that may be required by any obligee under any debt obligation of Maker ranking in right of repayment senior to or pari passu with Makers obligation hereunder.

The occurrence of any one or more of the following events with respect to Maker shall constitute an event of default hereunder (Event of Default):

              (a) If Maker shall fail to pay when due the principal or interest on this Note and such failure continues for fifteen (15) days after Payee notifies Maker thereof in writing.

              (b) Any Event of Default (as defined therein) under any debt obligation of Maker ranking in priority of repayment senior to or pari passu with this promissory note.

              (c) If, pursuant to or within the meaning of the United States Bankruptcy Code or any other federal or state law relating to insolvency or relief of debtors (a Bankruptcy Law), Maker shall (i) commence a voluntary case or proceeding; (ii) consent to the entry of an order for relief against it in an involuntary case; (iii) consent to the appointment of a trustee, receiver, assignee, liquidator or similar official; (iv) make an assignment for the benefit of its creditors; or (v) admit in writing its inability to pay its debts as they become due.

              (d) If a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that (i) is for relief against Maker in an involuntary case, (ii) appoints a trustee, receiver, assignee, liquidator or similar official for Maker or substantially all of Makers properties, or (iii) orders the liquidation of Maker, and in each case the order or decree is not dismissed within 60 days.

              (e) Any grant of a security interest in any asset of the Maker, other than as contemplated by the Pledge Agreement, without the express prior written consent of Payee.

              Maker shall notify Payee in writing within three (3) days after the occurrence of any Event of Default of which Maker acquires knowledge.

              Upon the occurrence of an Event of Default hereunder (unless all Events of Default have been cured or waived by Payee), Payee may, at its option, (i) by written notice to Maker, declare the entire unpaid principal balance of this Note, together with all accrued interest thereon, immediately due and payable regardless of any prior forbearance, and (ii) exercise any and all rights and remedies available to it under applicable law, including, without limitation, the right to collect from Maker all sums due under this Note. Maker shall pay all reasonable costs and expenses incurred by or on behalf of Payee in connection with Payees exercise of any or all of its rights and remedies under this Note and the Pledge Agreement,including, without limitation, reasonable attorneys fees.

           The rights and remedies of Payee under this Note shall be cumulative and not alternative. No waiver by Payee of any right or remedy under this Note shall be effective unless in a writing signed by Payee. Neither the failure nor any delay in exercising any right, power or privilege under this Note will operate as a waiver of such right, power or privilege under this Note, and no single or partial exercise of any such right, power or privilege by Payee will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. To the maximum extent permitted by applicable law, (a) no claim or right of Payee arising out of this Note can be discharged by Payee, in whole or in part, by a wavier or renunciation of the claim or right unless in writing, signed by Payee; (b) no waiver that may be given by Payee will be applicable except in the specific instance for which it is given; and (c) no notice to or demand on Maker will be deemed to be a waiver of any obligation of Maker or of the right of Payee to take further action without notice or demand as provided in this Note. Maker hereby waives presentment, demand, protest and notice of dishonor and protest.

            If any provision in this Note is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Note will remain in full force and effect. Any provision of this Note held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

            This Note will be governed by the laws of the State of New York without regard to conflicts of laws principles. Maker irrevocably consents to the jurisdiction of the courts in the State of New York, County of New York, and to the Federal Court for such in connection with any actions or proceedings arising out of or relating to this Agreement, and waives any objection to venue laid therein.

            This Note shall bind Maker and its successors and assigns.

            All words used in this Note will be construed to be of such gender or number as the circumstances require. Unless otherwise expressly provided, the words hereof and hereunder and similar references refer to this Note in its entirety and not to any specific section or subsection hereof.

           IN WITNESS WHEREOF, Maker has executed and delivered this Note as of the date first stated above.



CHAPARRAL RESOURCES, INC.




By:
--------------------------------

Title:
--------------------------------







135661

                                  PLEDGE AGREEMENT

              PLEDGE AGREEMENT dated as of March 31, 1999 between Chaparral Resources, inc., a Colorado corporation (Pledgor) and ALLEN & COMPANY INCORPORATED, a New York corporation (the "Secured Party").

                                   W I T N E S S E T H :

              WHEREAS, Pledgor has delivered a Promissory Note in the principal amount of $2,769.978.08 of even date herewith to the Secured Party (the "Note");

              WHEREAS, the Secured Party is unwilling to accept such Note and advance such payments without security therefor by a pledge by Pledgor of all of Pledgors right, title and interest in and to the Collateral (as defined below).

              NOW, THEREFORE, the undersigned hereby agrees as follows:

              1.Grant of Security Interest. As security for the debts, liabilities and obligations evidenced by or arising under the Note (the "Obligations"), Pledgor hereby pledges to Secured Party, and grants and conveys to Secured Party a security interest in, all of the issued and outstanding shares of Central Asia Petroleum (Guernsey) Ltd. (CAP-G), representing all of Pledgor's right, title and interest therein and thereto, and all profits, distributions and proceeds arising therefrom (collectively, the "Collateral"). In the event of a foreclosure hereunder, Pledgor hereby agrees that all profits, distributions or proceeds resulting from Pledgor's ownership of the Collateral shall be delivered or distributed as directed by Secured Party. Pledgor shall accept any such profits, distributions or proceeds in trust for Secured Party and shall deliver them immediately upon the direction of Secured Party, together with Pledgor's endorsement and appropriate instruments of transfer.

              2. Delivery of Pledged Collateral; Further Assurances. The security interest granted hereby is subordinate only to that previously granted by Pledgor to Whittier Ventures, LLC (the Other Creditor) pursuant to that certain Credit Support and Pledge Agreement entered into as of July 2, 1998 (as amended, the Prior Pledge Agreement). In addition, Pledgor is simultaneously pledging the Collateral to the Other Creditor pursuant to a Pledge Agreement of even date herewith. Except to the extent held by or for the Other Creditor as a secured creditor of Pledgor, all certificates or instruments representing or evidencing the Collateral shall be delivered to and held by or on behalf of Secured Party pursuant hereto and shall be in suitable form for transfer and delivery, or shall be accompanied by duly executed instruments of transfer or assignment in blank, all in form and substance satisfactory to Secured Party. Secured Party shall have the right at any time to exchange certificates or instruments representing or evidencing the Collateral for certificates or instruments of larger or smaller denominations. Pledgor hereby consents to, and agrees to execute at Secured Party's request any and all stock powers or other agreements of transfer to accommodate, any transfer of registration of the Collateral and to take all further action that may be necessary or desirable or that Secured Party may request in order to perfect and protect any security interest granted or purported to be granted hereby or to enable Secured
Party to exercise and enforce its rights and remedies hereunder and to carry out the provisions and purposes hereof.

              3.Pledgors Covenants and Warranties: Pledgor warrants and covenants as follows:

              (a) To pay and perform all of the Obligations applicable to Pledgor according to their terms.

              (b) To defend the title to the Collateral against all persons and against all claims and demands whatsoever, other than claims or demands of the Other Creditor.

              (c) To keep the Collateral free and clear of all liens, security interests, claims, charges, encumbrances, taxes and assessments whatsoever, other than security interests granted in favor of the Other Creditor.

              (d) To retain full beneficial ownership the Collateral during the term of this Pledge Agreement and not to sell, exchange, assign, loan, deliver, lease, mortgage or otherwise dispose of or encumber the same to anyone other than the Other Creditor without the written consent of Secured Party.

              (e) To pay when due all taxes, assessments and commitments relating to the Collateral.

              (f) Upon demand by Secured Party, to execute any written agreement or do any other acts necessary to effectuate the purposes and provisions of this Pledge Agreement and to execute any instrument or statement required by law or otherwise in order to perfect or continue the security interest of Secured Party in the Collateral.

              4.  Default.  The following shall constitute a default by
                  Pledgor:

              (a) Failure to pay any portion of the principal or interest on the Note when due.

              (b) Failure by Pledgor to comply with or perform any provision of this Pledge Agreement.

              (c) Subjection of the Collateral to levy of execution or other judicial process.

              (d) Commencement of any bankruptcy or insolvency proceeding by or against Pledgor.

              (e) Any substantial reduction in the value of the Collateral or any act of Pledgor which imperils the prospect of full performance or satisfaction of Pledgor's obligations herein.

              Upon any default by Pledgor, the Obligations shall immediately become due and payable in full without notice or demand and Secured Party shall have all the rights, remedies and privileges with respect to repossession, retention and sale of the Collateral and disposition of the proceeds as are accorded in the Uniform Commercial Code. Waiver by Secured Party or failure of Secured Party to insist upon a strict performance by Pledgor shall not constitute waiver by Secured Party as to any future performance or any of its rights hereunder or under the Note.

              1. Other Rights of Secured Party. Secured Party shall be entitled to reasonable attorneys' fees and expenses in the collection and sale of the Collateral and the enforcement of the terms of the Note and this Pledge Agreement. Pledgor shall remain liable for the Obligations, for any deficiency resulting from sale of the Collateral, and for monies expended by Secured Party in performing any provisions hereof for Pledgor's account.

              2. Termination. Upon satisfaction in full by Pledgor of the Obligations, this Pledge Agreement and the security interests granted hereunder shall terminate and be of no further force and effect.

              3. Choice of Law. This Pledge Agreement shall be governed by the laws of the State of New York.

              IN WITNESS WHEREOF the undersigned has caused this Pledge Agreement to be executed on the date first above written.


                                  CHAPARRAL RESOURCES, INC.

                                  By:
                                    ---------------------------
                                    Name:
                                    Title:



State of                                 )
                     )                 ss.:
County of                                )



              On this     day of March, 1999 before me personally came        ,
to me known, and known to me to be the individual described in, and who executed the foregoing instrument, and he acknowledged to me that he executed the same.


                                  --------------------------------
                                             Notary Public





135661